VimpelCom Ltd. Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T +31 (0)20 797 72 00 F +31 (0)20 797 72 01 W www.vimpelcom.com Trade reg. 34374835 VAT 821815568B01

July 28, 2016

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    VimpelCom Ltd.

  Form 20-F for the Fiscal Year Ended December 31, 2015

  Filed March 31, 2016

  File No. 1-34694

Dear Ms. Blye:

This letter responds to the letter dated June 30, 2016 (“Comment Letter”) from the Securities and Exchange Commission (the “Commission”) regarding the above listed filing by VimpelCom Ltd. (references to the “Company” or “VimpelCom” include any or all of VimpelCom Ltd. and its subsidiaries).

For your convenience, below we repeat the captions and comments contained in the Comment Letter and we set out our responses thereafter. Each comment is numbered to correspond to the numbers in the Comment Letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Form 20-F. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F.

General

1. In your letter to us dated February 28, 2013, you discussed contacts with Sudan and Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since the referenced letter. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

VimpelCom has no contact with Sudan and Syria other than telecommunications roaming agreements with GSM mobile network operators in those countries (the “Roaming Partners”). Pursuant to these roaming agreements, the Company’s subscribers receive customary international roaming services on the Roaming Partners’ networks in Sudan and Syria, and the Roaming Partners’ subscribers receive such services while roaming on the Company’s networks outside those countries. The Company has not provided any telecommunications equipment or technology to Sudan or Syria, and its dealings with the Roaming Parties have been financially insignificant. We have not been able to confirm the ownership structure of the Roaming Parties and cannot rule out the possibility that they may be owned directly or indirectly by the government. The Company does not otherwise have contacts with the governments in Sudan or Syria or entities they control.

2. Please discuss the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Quantitative Materiality

For the years 2013 through 2015, aggregate revenues to the Company from all business activities related to Sudan and Syria were significantly less than 0.1% of the consolidated revenue of the Company for each period, which are consistent with historic levels of business related to those countries. The revenues from business activities related to Sudan and Syria as a percentage of the Company’s revenues are clearly well below any reasonably accepted threshold of quantitative materiality.

In addition, the Company has no subsidiaries, offices, facilities, employees or other assets located in Sudan or Syria, and has not maintained any assets in these countries during the relevant fiscal years and the subsequent interim period.

Other Considerations

The Company has carefully considered the above referenced roaming agreements and notes that maintaining such roaming arrangements is consistent with stated U.S. policy to support telecommunications links with the populations of Sudan and Syria. We are however conducting a further review into the ownership structure of our partners and, based on these findings, will reassess the relationships as appropriate. Given the foregoing, we have no basis to believe that the activities outlined above are harmful to the Company’s reputation or share value (nor do we feel that these immaterial relationships that maintain communication services for the populations of Sudan and Syria would be deemed important to a reasonable investor in making an investment decision).

Accordingly, the Company believes that any direct or indirect contacts the Company has had with Sudan and Syria are not and were not material to the Company, its financial condition or its results of operations, and that there are no other considerations that would warrant any changes in the Company’s prior filings with the Commission.

We further note that the Company is not a U.S. person – i.e., a company located in or organized under the laws of the United States – that is otherwise subject to U.S. economic sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control. In addition, the Company is not aware of and has not received any notice of any divestment measures maintained by state or municipal governments, universities or other investors that would apply to or restrict the activities described above.

3. You state on page 19 that you currently purchase the majority of your network-related equipment from a small number of suppliers, including Huawei and ZTE Corporation. We are aware of news articles reporting that Huawei is effectively banned from selling its telecommunications network equipment in the United States and that the U.S. Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws. Also, information published by the U.S. Department of Commerce and reported by various news organizations indicates that ZTE Corporation has re-exported controlled items to sanctioned countries contrary to U.S. law, and that it planned and organized a scheme to establish, control and use a series of shell companies to re-export controlled items to Iran in violation of U.S. export control laws. Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your significant business with Huawei and ZTE Corporation.

As stated on page 19 in the Form 20-F, VimpelCom purchases telecommunications equipment from several suppliers, including Huawei and ZTE Corporation (“ZTE”). VimpelCom does not supply any products, technology or services to either Huawei or ZTE. VimpelCom’s business with these two entities is consistent with U.S. law and policy, which also permit U.S. persons to conduct business with Huawei and ZTE.

On March 8, 2016, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) imposed limited restrictions on exports and reexports of U.S.-origin items to ZTE and one of its affiliates, based on allegations that ZTE had engaged in illicit export activities with respect to Iran. The BIS export and reexport controls were limited in scope and did not in any way restrict VimpelCom (or U.S. persons) from continuing to source product from ZTE. On March 24, 2016, BIS suspended even these targeted controls through a general license, which remains in effect and continues to allow U.S. exports and reexports to ZTE.

Recent press accounts indicate that Huawei is also under investigation by U.S. enforcement authorities for illicit trade with Iran and other countries, and there is some speculation that Huawei could be facing a similar threat of trade sanctions by the U.S. government. Currently, U.S. persons and U.S. firms are still permitted to sell products and technology to Huawei as well as to ZTE, and to purchase products from them, and it is our understanding that many reputable U.S. firms are continuing to conduct extensive business with both entities.

VimpelCom currently sees no legal or reputational risks arising from continuing to source products from ZTE and Huawei. There are no U.S. laws or policies that restrict such business. VimpelCom’s purchases of product have not been covered by the limited trade restrictions that were imposed on ZTE for a short period earlier this year, and even those limited controls have been suspended. We will continue to monitor U.S. regulatory developments to evaluate whether any change in commercial activity is warranted.

*    *    *    *

VimpelCom acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me by telephone at +31 20 797 7200, if you have any questions regarding this correspondence.

Sincerely,

/s/ Scott G. Dresser
Scott G. Dresser
Group General Counsel
VimpelCom Ltd.

cc:	Jean-Yves Charlier, VimpelCom Ltd.
Andrew Davies, VimpelCom Ltd.
Alexander D. Lemke, VimpelCom Ltd.
A. Omiyinka Doris, VimpelCom Ltd.
Nick A. Cline, Latham & Watkins LLP
Joel H. Trotter, Latham & Watkins LLP